UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.   )*

MediWound Ltd.

(Name of Issuer)
Ordinary Shares, par value NIS 0.07 per share

(Title of Class of Securities)

M68830112

(CUSIP Number)

Kristin Hedlund
Executive Vice President Legal
Mölnlycke AB Gamlestadsvägen 3C, 415 11
Göteborg, Sweden
+46 31 722 30 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M68830112

1	NAMES OF REPORTING PERSONS
Mölnlycke Health Care AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 ordinary shares (par value NIS 0.07 per share) (the “Ordinary Shares”) of MediWound Ltd. outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
MHC Sweden AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
Mölnlycke Holding AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
Mölnlycke AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
Rotca AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
Patricia Industries AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

CUSIP No. M68830112
1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
872,093

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
872,093

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
872,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to ordinary shares, par value NIS 0.07 per share (the “Ordinary Shares”) of MediWound Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 42 Hayarkon Street, Yavne 8122745, Israel.

Item 2.	Identity and Background

This Schedule 13D is being filed by Mölnlycke Health Care AB (“Mölnlycke”), MHC Sweden AB, Mölnlycke Holding AB, Mölnlycke AB, Rotca AB, Patricia Industries AB, and Investor AB (collectively, the “Reporting Persons”).

The business address of each of Mölnlycke, MHC Sweden AB, Mölnlycke Holding AB and Mölnlycke AB is Gamlestadsvägen 3C, 415 11, Göteborg, Sweden.  The business address of each of Rotca AB, Patricia Industries AB and Investor AB is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.

The Reporting Persons are each organized under the laws of Sweden. Mölnlycke is a global MedTech company specialising in solutions for wound care and surgical procedures.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  The other Reporting Persons are subsidiaries of Investor AB and direct or indirect parent entities of Mölnlycke.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge and belief, any person named in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 17, 2024 (the “Closing Date”), Mölnlycke purchased 872,093 Ordinary Shares from the Issuer in a private placement (the “2024 Offering”) for $17.20 per share, or an aggregate price of $15,000,000. The funds used in making such purchase were from the working capital of Mölnlycke.

Item 4.	Purpose of the Transaction

Share Purchase Agreement

As described in Item 3, Mölnlycke purchased 872,093 Ordinary Shares from the Issuer on the Closing Date at a purchase price of $17.20 per share, pursuant to a Share Purchase Agreement, dated as of July 15, 2024 (the “Share Purchase Agreement”), by and among the Issuer, Mölnlycke and the other purchasers listed on the signature pages thereto (together with Mölnlycke, the “Purchasers”). The Share Purchase Agreement contained customary terms and conditions.

Registration Rights Agreement

On July 15, 2024, in connection with the Share Purchase Agreement, Mölnlycke entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and the other Purchasers, pursuant to which, among other things and subject to certain restrictions, the Issuer provided the Purchasers with customary registration rights with respect to the Ordinary Shares issued to the Purchasers pursuant to the 2024 Offering and any additional Registrable Securities (as defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, the Issuer agreed to file with the Securities and Exchange Commission, within 45 days of the Closing Date, an initial shelf registration statement registering the resale of all Registrable Securities issued in the 2024 Offering. The Registration Rights Agreement also grants customary piggyback registration rights to the Purchasers (or their assignees with rights under the agreement) with respect to any Registrable Securities that have not yet then been registered under registration agreements pursuant to the Registration Rights Agreement.

Collaboration and Rights Agreement

In connection with the 2024 Offering, Mölnlycke and the Issuer entered into a Collaboration and Rights Agreement, dated July 15, 2024 (the “Collaboration Agreement”), whereby the Issuer shall be able to benefit from Mölnlycke’s comprehensive global expertise in advanced wound care. Accordingly, if requested by the Issuer, Mölnlycke shall provide the Issuer with commercial insights, clinical and regulatory experience, and educational resources.

Besides the parties’ collaboration in that manner, the Collaboration Agreement also grants Mölnlycke certain specific rights, including: (a) attendance/discussion rights with the Research & Development Committee of the Issuer’s board of directors (the “Board”) in a non-voting, observer capacity, and the Chief Executive Officer of Mölnlycke and the Executive Vice President, Wound Care of Mölnlycke will be invited to attend quarterly meetings with the Issuer’s Chief Executive Officer and the Issuer’s Chairman of the Board; (b) strategic evaluation rights related to EscharEx®; (c) a right of first participation in the process for an acquisition of the Issuer; provided, however, if the Issuer enters into, and the Board recommends in favor of, a definitive agreement with any third party with respect to an acquisition, Mölnlycke has agreed to vote the Ordinary Shares held by it in favor of such acquisition; (d) shareholdings exclusivity, whereby the Issuer may not sell or issue any equity securities to any entity having a significant commercial business in the field of wound-care until the earlier of (i) the two-year anniversary of the closing of the 2024 Offering and (ii) the termination of the agreement; and (e) customary preemptive rights to maintain its ownership percentage in the Issuer, subject to customary exceptions, until the earlier of (i) the two-year anniversary of the closing of the 2024 Offering and (ii) the termination of the agreement.

The Collaboration Agreement also contains stand-still provisions that limit Mölnlycke’s ownership to no more than 9.99% of the Issuer’s issued and outstanding Ordinary Shares during the duration of the agreement, including pursuant to any voting or other agreement.

The foregoing descriptions of the Share Purchase Agreement, the Registration Rights Agreement and the Collaboration Agreement do not purport to be complete and are qualified in their entirety by reference to the forms thereof filed as exhibits to this Schedule 13D, which exhibits are hereby incorporated by reference into this Item 4.

Mölnlycke acquired the Ordinary Shares for strategic investment purposes and to strengthen the partnership and collaboration between the parties.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the securities of the Issuer, or such other factors as they may deem relevant, the Reporting Persons may acquire additional securities of the Issuer; may sell all or any part of its securities of the Issuer in the open market, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended; may transfer shares to affiliated entities or may engage in any combination of the foregoing. Subject to applicable law and contractual limitations, the Reporting Persons may enter into derivative transactions, margin loans, hedging transactions or alternative structures with respect to the securities of the Issuer. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 6 of this Schedule 13D and the responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(a)-(b) Each of the Reporting Persons may be deemed to be the beneficial owner of the 872,093 Ordinary Shares held directly by Mölnlycke which represents approximately 8.1% of the total number of outstanding Ordinary Shares based on an assumed 10,737,061 Ordinary Shares outstanding, based on 9,283,573 Ordinary Shares outstanding as of May 28, 2024 as disclosed by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on May 29, 2024, plus an additional 1,453,488 shares outstanding in connection with the 2024 Offering (as defined in Item 3 of this Schedule 13D).

(c) Except as disclosed in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as disclosed in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to which any Reporting Person is a party with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated July 19, 2024

99.2
Form of Share Purchase Agreement, dated July 15, 2024, by and between the Issuer and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2024).

99.3
Form of Registration Rights Agreement, dated July 15, 2024, by and between the Issuer and the purchasers of the Issuer’s ordinary shares listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 of the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2024).

99.4
Collaboration and Rights Agreement, dated as of July 15, 2024, by and between the Issuer and Mölnlycke (incorporated by reference to Exhibit 4.3 of the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2024).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024

MÖLNLYCKE HEALTH CARE AB

By:	/s/ Zlatko Rihter
Name:	Zlatko Rihter
Title:	Chief Executive Officer

By:	/s/ Susanne Larsson
Name:	Susanne Larsson
Title:	Chief Financial Officer

MHC SWEDEN AB

By:	/s/ Christian Cederholm
Name:	Christian Cederholm
Title:	Director

By:	/s/ Zlatko Rihter
Name:	Zlatko Rihter
Title:	Chief Executive Officer

MÖLNLYCKE HOLDING AB

By:	/s/ Christian Cederholm
Name:	Christian Cederholm
Title:	Director

By:	/s/ Zlatko Rihter
Name:	Zlatko Rihter
Title:	Chief Executive Officer

MÖLNLYCKE AB

By:	/s/ Christian Cederholm
Name:	Christian Cederholm
Title:	Director

By:	/s/ Zlatko Rihter
Name:	Zlatko Rihter
Title:	Chief Executive Officer

ROTCA AB

By:	/s/ Daniel Bruhn
Name:	Daniel Bruhn
Title:	Director

By:	/s/ Malte St Cyr Ohm
Name:	Malte St Cyr Ohm
Title:	Chairman

PATRICIA INDUSTRIES AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Authorized Signatory

By:	/s/ Thomas Kidane
Name:	Thomas Kidane
Title:	Authorized Signatory

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

SCHEDULE A
 Directors and Executive Officers of Mölnlycke Health Care AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Zlatko Rihter	CEO, Director	Swedish	CEO Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Susanne Larsson	Director	Swedish	CFO Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden

Directors and Executive Officers of MHC Sweden AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Zlatko Rihter	CEO, Director	Swedish	CEO Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
David Perez	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Karl-Henrik Sundström	Chairman	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Johan Malmquist	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Lars Axelsson	Director, Employee Representative	Swedish	Global Project Manager Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Sharon James	Director	British	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Kristina Willgård	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Aashima Gupta	Director	American	Global Director of Healthcare Industry Solutions Google Cloud	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Leslie Mc Donnell	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Niclas Flach	Director, Employee Representative	Swedish	Senior Concept Designer Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Christian Cederholm	Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Mölnlycke Holding AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Zlatko Rihter	CEO, Director	Swedish	CEO Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
David Perez	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Karl-Henrik Sundström	Chairman	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Johan Malmquist	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Lars Axelsson	Director, Employee Representative	Swedish	Global Project Manager Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden

Sharon James	Director	British	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Kristina Willgård	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Aashima Gupta	Director	American	Global Director of Healthcare Industry Solutions Google Cloud	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Leslie Mc Donnell	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Niclas Flach	Director, Employee Representative	Swedish	Senior Concept Designer Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Christian Cederholm	Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Mölnlycke AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Zlatko Rihter	CEO, Director	Swedish	CEO Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
David Perez	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Karl-Henrik Sundström	Chairman	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Johan Malmquist	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Lars Axelsson	Director, Employee Representative	Swedish	Global Project Manager Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Sharon James	Director	British	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Kristina Willgård	Director	Swedish	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Aashima Gupta	Director	American	Global Director of Healthcare Industry Solutions Google Cloud	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Leslie Mc Donnell	Director	American	Director of various companies	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Niclas Flach	Director, Employee Representative	Swedish	Senior Concept Designer Mölnlycke	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Christian Cederholm	Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Anders Andersson	Managing Director	Swedish	Executive Vice President Wound Care	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Fredrik Wallefors	Managing Director	Swedish	Executive Vice President OR Solutions	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Katriina Öberg	Managing Director	Finnish	Executive Vice President Gloves	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Lina Karlsson	Managing Director	Swedish	Executive Vice President Antiseptics	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden

Susanne Larsson	Managing Director	Swedish	CFO and Executive Vice President IT, Digital Enablement, Global Business Services and Indirect Procurement	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Maria Morin	Managing Director	Swedish	Chief People Officer and Executive Vice President Brand & Communications	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Kristin Hedlund	Managing Director	Swedish	Executive Vice President Legal	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Emma Wright	Managing Director	British	Chief Medical Officer	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Eric De Kesel	Managing Director	Belgian	Chief Operations Officer and Executive Vice President Sustainability	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden
Moatassem Bassiouni	Managing Director	Egyptian	Executive Vice President Corporate Strategy, Business Development and Mergers & Acquisitions	Gamlestadsvägen 3C, 415 11, Göteborg, Sweden

Directors and Executive Officers of Rotca AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Anders Eckerwall	CEO, Director	Swedish	Head of Finance Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Bruhn	Director	Swedish	Head of Tax and Structuring Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Malte St Cyr Ohm	Chairman	Swedish	Legal Counsel Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Patricia Industries AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Wallenberg	Chairman	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jacob Wallenberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Christian Cederholm	Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Denise Persson	Director	Swedish and American	CMO Snowflake	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Åsa Riisberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Inge Thulin	Director	Swedish and American	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Vice Chairman Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Christian Cederholm	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Katarina Berg	Director	Swedish	Chief Human Resources Officer: Spotify; Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British and Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sara Öhrvall Conradi	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Mats Rahmström	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Thomas Kidane	Managing Director	Swedish	Co-Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Yuriy Prilutskiy	Managing Director	American	Co-Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Companies, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jacob Lund	Managing Director	Swedish and Norwegian	Chief Communications & Sustainability Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jessica Häggström	Managing Director	Swedish	Head of Human Resources, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden